SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For December 06, 2002

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes X               No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz subordinated bonds successfully placed


Allianz has successfully issued two subordinated bonds with a total volume of
1.5 billion euros.

The issue was placed on the market in two tranches. A subordinated bond with a volume of 500 million US dollars was primarily sold in Asia. This perpetual bond can be first called by the issuer after five years. The coupon has been fixed at
7.25 percent. A second subordinated bond totaling one billion euros was primarily targeted at European investors. The issue has a 22 year maturity and can be first called after 12 years. For the first 12 years the coupon has been fixed at 6.5 percent. The yield for primary investors is 6.6 percent.

After a successful bookbuilding period the interest rate for both issues was set at the lower end of the expected range. They are rated A+ by Standard & Poor's and A1 by Moody's.

After the placement of a senior jumbo bond in the volume of two billion euros last week Allianz has issued an overall volume of 3.5 billion euros. The overall demand amounted to more than 10 billion euros. The largest bond issue of a European financial services provider in the euro bond market of the year 2002 has herewith been successfully completed.

Munich, December 4, 2002


Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro - U.S. Dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11th, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

The bonds have not and will not be registered under the U.S. Securities Act of 1933 and include bonds in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, bonds may not be offered, sold or delivered within or to the United States

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  ALLIANZ AKTIENGESELLSCHAFT



                                    By:    /s/ Dr. Reinhard Preusche
                                         -------------------------------------
                                          Dr. Reinhard Preusche
                                          Group Compliance



                                    By:    /s/ Dr. Giovanni Salerno
                                          ---------------------------
                                          Dr. Giovanni Salerno
                                          Group Compliance


Date:      December 06, 2002